UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

LL&E Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

502003 10 6
(CUSIP Number)

Shrikant C. Mehta
c/o Roger D. Parsons, Esq.
354 Indusco Court
Troy, Michigan  48083
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502003 10 6	Page 2 of 7 Pages

1. Names of Reporting Persons. Shrikant C. Mehta
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds P F
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,360,000 units of beneficial interest
8. Share Voting Power -0-
9. Sole Dispositive Power 3,360,000 units of beneficial interest
10. Share Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,360,000 units of beneficial interest
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 17.7%
14. Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 502003 10 6	Page 3 of 7 Pages

This Statement on Schedule 13D (this “Statement”) is being filed by Shrikant C. Mehta (the “Reporting Person”) with respect to units of beneficial interest (the “Units”) of LL&E Royalty Trust (the “Issuer”) he beneficially owns.  The Reporting Person had initially reported his interest in the Units on a Schedule 13G, filed with the Securities and Exchange Commission (“SEC”) on September 17, 2010, and Amendment No. 1 thereto, filed on January 25, 2011.  By reason of the events reported in Item 4 of this Statement, the Reporting Person has become subject to reporting his interest in the Units on a Schedule 13D, instead of a Schedule 13G.

ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this Statement relates is units of beneficial interest of LL&E Royalty Trust, a Texas trust.  The address of the Issuer is c/o The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue, Suite 500, Austin, Texas 78701.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by Shrikant Mehta.  He is a United States citizen.  His principal occupation is President of Combine International, Inc., a wholesale fine jewelry manufacturer, which is located at 354 Indusco Court, Troy, Michigan 48083.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining him of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased and beneficially owns 3,360,000 Units  for which he paid an aggregate of $3,782,472.90.  The source of the funds for these Units were the personal funds of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person first invested in the Units in April 2010 as a potential attractive investment because of the possible value of the  Issuer’s oil and gas assets and its plans regarding the disposition of such assets.  Since that time he continued to purchase additional Units and monitored the activities of the Issuer to the extent possible by reason of the limited content in the issuer’s SEC periodic reports, but had played a passive role with respect to the business, operations and control of the Issuer.

CUSIP No. 502003 10 6	Page 4 of 7 Pages

The Reporting Person also has had discussions about the Issuer with other persons who were owners or prospective owners of Units regarding the Issuer’s business, operations and prospects, and plans to continue having such discussions in the future.  None of these discussions has resulted in any agreement or understanding by the Reporting Person with any other persons that would constitute the Reporting Person presently becoming a member of a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) with any of such other persons.  The Reporting Person disclaims being a member of a “group” with any person as to his Units.

The Reporting Person was aware that in November 2010, Jeff Beckett, a unit holder and an acquaintance of the Reporting Person, commenced a litigation against the Issuer and its trustee The Bank of New York Mellon Trust Company N.A. (the “Trustee”) in the United States District Court for the Eastern District of Michigan seeking judicial modification of the Trust Agreement, dated as of June 1, 1983, between The Louisiana Land and Exploration Company and First City National Bank of Boston (predecessor of The Bank of New York Mellon Trust Company N.A.) (the “Trust Agreement”)  under which the Issuer was created, removal of the Trustee and certain declaratory and injunctive relief.  The Reporting Person became aware that the Trustee had indicated to Mr. Beckett that it was willing to be removed as trustee if a successor were to approved by the unit holders. The Reporting Person monitored this litigation based upon filings by the Issuer and discussions with Mr. Beckett.

Based upon the progress of the aforementioned litigation and the effect that it was having on the Issuer, prior actions or inactions by the Trustee with regard to the Issuer’s properties and the Reporting Person contacting banks, including Premier Bank & Trust N.A. (“Premier Bank”), as to their willingness to serve as successor Trustee, at the Reporting Person’s instruction and pursuant to Article 5.02 of the Trust Agreement, on June 20, 2011, his attorney sent a letter to the Trustee requesting the Trustee call a special meeting of unit holders for the purposes of removal the Trustee and appointment of Premier Bank as new trustee, and amending a provision of the Trust Agreement. A copy of that letter is filed as Exhibit 1 to this Statement.  There was no prior relationship between the Reporting Person and Premier Bank.

After discussions among counsel for the Reporting Person, for Mr. Beckett and for the Issuer and the Trustee, the Issuer decided to call a special meeting of unit holders to vote upon a proposal (the “Proposal”) to remove and replace the current Trustee and appoint Premier Bank as successor trustee (the “Special Meeting”), and the Reporting Person agreed to bear the costs incurred by the Issuer related to the solicitation of the Special Meeting, excluding the legal expenses of the Issuer and the Trustee.  The Reporting Person caused information about his holdings of Units and himself to be sent to the Trustee for use in the proxy material prepared by the Issuer for the Special Meeting and filed with the SEC.

The Reporting Person intends to vote his Units at the Special Meeting in favor the Proposal.  The Reporting Person also requested the Issuer to send him a list of the record holders of the outstanding Units.  Either separately or with others the Reporting Person will contact a limited number of other unit holders seeking that they vote their Units in favor of the Proposal.  However, the Reporting Person will not solicit proxies from other unit holders entitling the Reporting Person to vote their Units at the Special Meeting.  Further, the Reporting Person has no current agreement with any other unit holder as to voting Units at the Special Meeting, although the Reporting Person assumes that Mr. Beckett will vote his Units for the Proposal.

CUSIP No. 502003 10 6	Page 5 of 7 Pages

Should the Proposal be approved at the Special Meeting, the Reporting Person would monitor the activities of the successor Trustee with regard to its efforts to evaluate and then liquidate the properties of the Issuer in an expeditious manner and in the best interests of the unit holders.  As the Reporting Person’s expertise is in businesses other than the evaluation and sale of oil and gas interests, he will not become engage in the valuation or sale process as may be undertaken by the successor Trustee.  Should the Proposal not be approved at the Special Meeting, the Reporting Person will then what steps he may undertake, either separately or with others, to encourage the Trustee to complete its property evaluations and offer to dispose the properties.

The Reporting Person has no present intention to engage or cause the Issuer to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs.  However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of his interest in the Issuer in accordance with his best judgment in light of the circumstances existing at that time, which may include purchasing or selling Units or other actions with respect to the Issuer or the Trustee.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      The Reporting Person beneficially owns 3,360,000 Units, representing approximately 17.7% of the 18,991,304 Units outstanding as of August 25, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008, which was the last public filing by the Issuer reporting the number of outstanding Units.

(b)  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Units.

(c)  The Reporting Person did not have any transaction in Units during the past 60 days.

(d)-(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 of this Statement for information regarding the calling of the Special Meeting.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No.	Description
1	Letter, dated June 20, 2011, from Roger Parsons, Esq., to The Bank of New York Mellon Trust Company, N.A.

CUSIP No. 502003 10 6	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011	/s/Shrikant Mehta
Shrikant Mehta

CUSIP No. 502003 10 6	Page 7 of 7 Pages

Exhibit 1

LAW OFFICES
OF

ROGER D. PARSONS

21618 Sheffield Drive

Farmington Hills, MI 48335

Tel: (313) 585 9905

Fax: (313) 585 8643

Sent Via Fed EX Overnight Priority

June 20, 2011

The Bank of New York Mellon Trust Company, N.A. Trustee of the LL&E Royalty Trust

Attention: Mike Ulrich
919 Congress Avenue
Austin, TX 78701

Dear Mr. Ulrich

As previously indicated, I represent Mr. Shrikant Metha who is a unit holder excess of ten (10%) percent of Units currently outstanding. I submit this letter on his behalf and without further delay requests under Article 5.02 that you, as Trustee, call a meeting of the owners of Units within twenty (20) days of receipt of this notice. The purpose of the meeting shall be to vote on the following proposal:

1.	To remove and replace the Trustee pursuant to Article 8.01 of the LL&E Royalty Trust Agreement under agreement dated June 1, 1983 and that Premier Bank & Trust, N.A. be appointed as new Trustee, and

2.
To modify and amend the language in Article 8.03 of the Trust Agreement dated June 1, 1983 to allow for a Bank with "total assets" of $100 million to be appointed as Successor Trustee. Article 8.03 shall delete the following language, "capital, surplus and undivided profits" and insert the following language, "total assets" in its place.

I look forward to our follow up call to discuss this matter regarding the vote and the successor trustee.

Sincerely,

/s/Roger D. Parsons
Roger D. Parsons, Esq.

Cc:Shrikant C. Mehta Tom Adkins